T.B. MINING VENTURES INC.

Management’s Discussion & Analysis
Form 51-102F1

For the year ending September 30, 2012

T.B. MINING VENTURES INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
For the year ending September 30, 2012

Date of Report: March ~~[],~~ 8, 2013

The following management discussion and analysis is a review of operations, current financial position and outlook for our Corporation and should be read in conjunction with the audited financial statements for the year ending September 30, 2012. Readers are encouraged to review our financial statements in conjunction with this document, copies of which are filed on the SEDAR website available at www.sedar.com.

The Canadian Accounting Standards Board ("AcSB") confirmed in February 2008 that IFRS will replace Canadian generally accepted accounting principles ("GAAP") for publicly accountable enterprises for financial periods beginning on and after January 1, 2011, with the option available to early adopt IFRS from periods beginning on or after January 1, 2009 upon receipt of approval from the Canadian Securities regulatory authorities.

~~The~~Our Corporation’s~~se~~ financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). These are the Corporation's first annual financial statements to be presented in accordance with IFRS.

Previously, the Corporation prepared its annual financial statements in accordance with GAAP.

Disclaimer for Forward-Looking Information

Certain statements in this report are forward-looking statements, which reflect management’s expectations regarding future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of March ~~[],~~ 8, 2013. These assumptions, which include, management’s current expectations, estimates and assumptions about the global economic environment may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) a downturn in general economic conditions, (2) inability to locate and identify potential business acquisitions, (3) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, and (4) other factors beyond our control.

There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information about these and other assumptions, risks and uncertainties are set out in the section entitled “Risk Factors” below.

Description of Business

T.B. Mining Ventures (the "Corporation" or "T.B. Mining") was incorporated under the laws of the Province of Ontario on May 2, 2007. The Corporation completed an initial public offering and commenced trading on the TSX Venture Exchange (the “TSX-V” or “Exchange”) on September 8, 2010 and was classified as a Capital Pool Company (“CPC”) as defined in the TSX-V Listings Policy 2.4. As a CPC, the principal business of the Corporation is to complete a Qualifying Transaction ("QT") by identifying and evaluating opportunities for the acquisition of an interest in assets or a business, and subsequently negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the Exchange (see Proposed Qualifying Transaction).

Proposed Qualifying Transaction

On October 2, 2012 the shareholders of the Corporation approved certain corporate changes required as part of an amalgamation with Sphere 3D Inc., a Canadian corporation ("Sphere 3D"), where the Corporation will acquire all the issued and outstanding securities of Sphere 3D by issuing 15,174,201 to the shareholders of Sphere 3D and by way of a three cornered amalgamation of Sphere 3D, T.B. Mining and a wholly owned subsidiary of T.B. Mining (the "Qualifying Transaction").

At the special meeting of shareholders the shareholders approved the following matters, subject to completion of the Qualifying Transaction:

(a)	the change of name of the Corporation from T.B. Mining Ventures Inc. to "Sphere 3D Corporation"

(b)

the adoption of a new stock option plan (the "Stock Option Plan") of the Corporation; the Stock Option Plan is a "rolling" plan under which up to 10% of the issued and outstanding common shares of the Corporation from time to time, subject to adjustment in certain circumstances, may be issued;

(c)

the consolidation of the outstanding common shares of the Corporation on the basis of 0.25 consolidated new common share for each of one (1) issued and outstanding common share and 0.25 consolidated new incentive stock option for each of one (1) issued and outstanding incentive stock option;

In addition the Corporation announced that the shareholders of the Corporation approved new by-laws to conform with current public company requirements. The shareholders of the Corporation also authorized by special resolution the listing of the Corporation on the NEX in the event the Corporation did not complete a Qualifying Transaction by the deadline imposed by the TSX-V, and the cancellation of up to 50% of the common shares currently held in escrow and purchased by the non arm's length parties of the Corporation.

On December 21, 2012, the Corporation completed the Qualifying transaction (the “Transaction”) with Sphere 3D and changed its name to Sphere 3D Corporation. The Transaction resulted in the Company acquiring 100% of the issued and outstanding securities of Sphere 3D through a securities exchange. Accordingly, the former security-holders of Sphere 3D acquired control of the Corporation through a reverse takeover. The accounting parent in the reverse takeover was Sphere 3D.

Amalgamation agreement to acquire Kaskattama Inc.

On July 19, 2011 the Corporation entered into an amalgamation agreement, (the “Agreement”), with Kaskattama Inc., an Ontario corporation (“Kaskattama”), to acquire all the issued and outstanding securities of Kaskattama by way of a three cornered amalgamation of Kaskattama, T.B. Mining and a wholly owned subsidiary of T.B. Mining to be created (the “Transaction”). The Agreement followed a letter of intent regarding the Transaction signed on November 15, 2010 between T.B. Mining and Kaskattama (see press release of November 17, 2010). It was intended to represent the Corporation’s qualifying transaction as defined by the TSX-V. The agreement was terminated March 15, 2012.

Selected Financial Data

The following table provides selected financial information and should be read in conjunction with the Corporation’s audited financial statements for the periods below:

	Year ended	Year ended	Year ended
	September 30	September 30,	September 30,

	2012	2011	2010
	$	$	$
Operations
Total revenue	3,214	3,103	3,090
Loss and comprehensive loss for the year	98,365	92,638	88,428
Basic and diluted loss per share	0.03	0.03	0.05
Balance Sheet
Working capital	~~159,620~~57,789	~~257,985~~159,368	~~350,623~~255,110
Total assets	202,330	284,147	361,351
Total liabilities	42,710	26,162	10,728

Results of Operations

Overall Performance

During the three months ended September 30, 2012 the Corporation operated as a Capital Pool Company.

Summary of Financial Results

The following table sets out selected financial data for the most recently completed fiscal periods:

	July 1, 2012 to September 30, 2012	April 1, 2012 to June 30, 2012	January 1, 2012 to March 31, 2012	October 1, 2011 to December 31, 2011	July 1, 2011 to September 30, 2011	April 1, 2011 to June 30, 2011	January 1, 2011 to March 31, 2011	October 1, 2010 to December 31, 2010	Inception to September 30, 2010
Total Revenue	$811	$798	$798	$807	$779	$779	$764	$781	$9,585
Total expenses	$52,551	$(20,094)	$17,730	$51,392	$31,473	$9,589	$23,109	$31,570	$129,550
Netgain/(loss)	$(51,740)	$20,892	$(16,932)	$(50,585)	($30,694)	($8,810)	($22,345)	($30,789)	($119,965)
Basic and diluted net loss per share	$(0.01)	$0.01	$(0.01)	$(0.02)	(0.01)	-	($0.01)	($0.01)	-

Year ended September 30, 2012

During the year ended September 30, 2012 the Corporation incurred expenses of $101,579 as compared to expenses of $95,741 during the previous year. Of the total expenses incurred during 2012 the most significant were Professional fees of $68,555 (2011 - $60,935.

Initial Public Offering

On September 8, 2010 the Corporation completed its initial public offering (the “IPO”) of 1,500,000 common shares at a price of $0.20 per common share for gross proceeds of $300,000. The Corporation paid the Agent a cash commission of $25,500, which is equal to 8.5% of the proceeds and granted a non-transferable option (the “Broker warrants”) to purchase 75,000 common shares of the Corporation equal to 5% of the number of common shares sold through the IPO. The broker warrants are exercisable for a period of 24 months from the date of listing on the TSX Venture Exchange (the “Exchange”) at a price of $0.20 per common share.

Stock based compensation

On September 8, 2010, a total of 300,000 stock options were issued to directors and officers of the Corporation.

Of the 300,000 options issued during the period, all had vested by September 30, 2010. The Corporation applies the fair value method of accounting for all stock-based compensation awards and accordingly, $54,300 was recorded as a compensation adjustment for the 300,000 stock options that vested during the period.

For purposes of the options granted, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%, expected volatility of 100%, risk-free interest rate of 1.44%, expected life of 10 years.

All 300,000 options are subject to a Tier 2 Value Escrow Security Agreement and may not be released from escrow and traded without the prior written consent of the regulatory authorities.

Liquidity and Capital Resources

As at September 30, 2012 the Corporation had cash and cash equivalents of $100,499 (2011 - $185,530), and investments held in guaranteed investment certificates of $101,831 (2011 - $98,617). Until investment prospects generate profit sufficient to maintain operations, the ability of the Corporation to meet its financial liabilities and commitments is primarily dependent upon the continued issuance of equity to new or existing shareholders. The Corporation plans to raise any additional capital required to satisfy its operational requirements primarily through the private placement of equity securities. There is no assurance that the Corporation will be able to obtain further funds required for its continued working capital requirements.

Operating Activities

During the year ended September 30, 2012 operating activities used cash of $81,817 (2011 - $77,205) All of the cash used in the current period related to expenses associated with the proposed qualifying transaction.

Investing Activities

During the years ended September 30, 2012 and 2011 there were no investment activities. The only cash used in investment activities during the current year related to the net change in non-cash working capital balances from interest earned on investments.

Financing Activities

During the years ended September 30, 2012 and 2011 there were no financing activities.

Off Balance Sheet Arrangements

Our Corporation did not have any off balance sheet arrangements during the quarter ended September 30, 2012 or as of the date of this report.

Related Party Transactions

Included in operating expenses are amounts totaling $8,187 [2011 - $9,250] for rent, facilities related charges, and accounting and management services provided to the Corporation by a company related through common officers and directors. The amounts are recorded at the exchange amount agreed to by the parties.

Commitments

The Corporation did not have any commitments as at September 30, 2012 or as of the date of this report.

Financial Instruments and Other Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Corporation is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Additional Disclosure for Venture Issuers Without Significant Revenue

Detail regarding material items within general and administrative expenses has been provided throughout this document.

Outstanding share data

Common Shares

Authorized share capital consists of an unlimited number of common shares without par value. A total of 3,025,000 common shares were outstanding at September 30, 2012. Of the 3,025,000 shares outstanding 1,500,000 are subject to a Tier 2 Value Escrow Security Agreement and may not be released from escrow and traded without the prior written consent of the regulatory authorities.

Stock Options

The Corporation has a share incentive plan (the "Plan") which is restricted to directors, officers, key employees and consultants of the Corporation. The number of common shares subject to options granted under the Plan (and under all other management options and employee stock purchase plans) is limited to 10% in the aggregate and 5% with respect to any one optionee of the number of issued and outstanding common shares of the Corporation at the date of the grant of the option. Options issued under the Plan may be exercised during a period determined by the Board of Directors which cannot exceed ten years.

As at September 30, 2012 a total of 300,000 stock options were outstanding. The options have an exercise price of $0.20 and expire September 8, 2020.

Risk Factors

An investment in our Corporation involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this interim report in evaluating our Corporation and our business before making any investment decision in regards to the common shares of our Corporation. Our business, operating and financial condition could be harmed due to any of the following risks. The risks described below are not the only ones facing our Corporation. Additional risks not presently known to us may also impair our business operations.

The Corporation’s financial performance is likely to be subject to the following risks:

(i)

the Corporation has not commenced commercial operations, and has no assets other than cash, has no history of earnings and shall not generate earnings or pay dividends until at least after completion of the Qualifying Transaction;

(ii)	until completion of a Qualifying Transaction, the Corporation is not permitted to carry on any business other than the identification and evaluation of potential Qualifying Transactions; and

(iii)

the Corporation has only limited funds with which to identify and evaluate potential Qualifying Transactions and there can be no assurance that the Corporation will be able to identify or complete a suitable Qualifying Transaction.

Financing Risks

Our Corporation is limited in financial resources, and has no assurance that additional funding will be available to us. There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.

Markets for Securities

There can be no assurance that an active trading market in our securities will be established and sustained. The market price for our securities could be subject to wide fluctuations. Factors such as commodity prices, government regulation, interest rates, share price movements of our peer companies and competitors, as well as overall market movements, may have a significant impact on the market price of the securities of our Corporation.

Reliance on Key Individuals

Our success depends to a certain degree upon certain key members of the management. It is expected that these individuals will be a significant factor in our growth and success. The loss of the service of members of the management and certain key employees could have a material adverse effect on our Corporation.

Additional Information

Additional information relating to our Corporation can also be found on SEDAR at www.sedar.com.

”Scott Worhtington””

(Signed)	Scott Worthington
Chief Financial Officer

Mississauga, Canada
March 8~~[]~~, 2013